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                              January 8, 2021

       Manish Chandra
       Chief Executive Officer
       Poshmark, Inc.
       203 Redwood Shores Parkway, 8th Floor
       Redwood City, California 94065

                                                        Re: Poshmark, Inc.
                                                            Amendment Nos. 1
and 2 to Registration Statement on Form S-1
                                                            Filed January 6,
2021
                                                            File No. 333-251427

       Dear Mr. Chandra:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2020 letter.

       Registration Statement on Form S-1 as amended on January 6, 2021

       Dilution, page 54

   1. It appears that the first paragraph on page 55 should indicate that if the underwriters exercise their option
to purchase additional Class A shares in full, pro forma adjusted net tangible book value per
share of common stock immediately after this offering would be increased by $0.40 per
share rather than be $0.40 per share. Please advise or revise as appropriate.
       Poshmark Inc. Condensed Consolidated Balance Sheets, page F-36

   2. Please revise to disclose the number of shares of common stock that are issued and outstanding as of
September 30, 2020 on a pro forma basis.
 Manish Chandra
Poshmark, Inc.
January 8, 2021
Page 2

       You may contact Linda Cvrkel at (202) 551-3813 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



FirstName LastNameManish Chandra                        Sincerely,
Comapany NamePoshmark, Inc.
                                                        Division of Corporation
Finance
January 8, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName